SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  Prudential plc Board Change



Embargo: 07.00 Tuesday 4 April 2006


Prudential plc announces the appointment of Lord Turnbull KCB CVO as a non-executive director


Prudential plc is pleased to announce today the appointment of Lord Turnbull KCB CVO as an additional non-executive director. He will join the Board on 18 May 2006 following the Annual General Meeting. From 2002 to his retirement in 2005, Andrew Turnbull was Secretary of the Cabinet and Head of the Home Civil Service. Prior to this he was Permanent Secretary at HM Treasury.


Rob Rowley will be retiring from the Board at the conclusion of the Annual General Meeting after almost 7 years' service as a non-executive director. He will be replaced as Senior independent non-executive director by James Ross who was appointed to the Board in May 2004. Kathleen O'Donovan, who joined the Board in May 2003, will replace Mr Rowley as Chairman of the Audit Committee. On the same date, Bridget Macaskill, who re-joined the Board in September 2003, will be appointed Chairman of the Remuneration Committee in place of Roberto Mendoza, who will remain as a non-executive director and member of the Remuneration Committee.



                                    - ENDS -


Enquiries:

Media                                     Investors
William Baldwin-Charles   020 7548 3719   James Matthews      020 7548 3561
Joanne Doyle              020 7548 3708   Marina Novis        020 7548 3511


Notes to Editors:


Lord Turnbull - Biography:


Andrew Turnbull studied economics at Cambridge. From 1968-70 he was an Overseas Institute Fellow working as an economist for the Zambian Government. In 1970, he joined HM Treasury. From 1983-85 he was Private Secretary (Economics) to the Prime Minister and he returned to No 10 as Principal Private Secretary to Margaret Thatcher and then John Major.

From 1994-98 he was Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions). He returned to HM Treasury in 1998 as Permanent Secretary. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in the summer of 2005. He entered the House of Lords as a Life Peer in 2005.


Lord Turnbull is a non-executive director of Frontier Economics Ltd and The British Land Company PLC. He also works part-time as a Senior Adviser to the London partners of Booz Allen Hamilton (UK).


The Prime Minister has approved this appointment on the advice of the Advisory Committee on Business Appointments.



*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP234 billion in assets under management, (as at 31 December 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 April, 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations